Exhibit 99.1

CureVac Announces Financial Results for the Fourth Quarter and Full-Year 2024
and Provides Business Update

Strategic Milestone Achievement and Increased Financial Discipline Underscore Year of Corporate Transformation

•	Completed enrollment of Part B of Phase 1 glioblastoma study with investigational precision immunotherapy CVGBM; Part B first data readout anticipated in H2 2025

•	Filed IND and CTA submissions for Phase 1 study with proprietary off-the-shelf program in squamous non-small cell lung cancer (sqNSCLC)

•	Received FDA clearance to proceed with sqNSCLC Phase 1 study; expected to start in H2 2025

•	Invoiced €10 million milestone payment following initiation of Phase 1 of the combined Phase 1/2 study of a seasonal influenza/COVID-19 combination vaccine; program fully licensed to GSK

•	Received positive validity decision for patent EP 3 708 668 B1 in amended form from European Patent Office (EPO) in inter partes proceedings against BioNTech SE

•	Jury trial in U.S. litigation postponed to September 8, 2025, by the District Court of the Eastern District of Virginia

•	Cash and cash equivalents position of €481.7 million as of December 31, 2024; reaffirming expected cash runway into 2028

•	CureVac to host conference call and webcast today at 9 a.m. EST / 3 p.m. CET; details below and under https://www.curevac.com/en/newsroom/events/

TÜBINGEN, Germany/BOSTON, USA – April 10, 2025 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biotech company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the fourth quarter and full-year 2024 and provided a business update.

Commenting on the quarter Dr. Alexander Zehnder, Chief Executive Officer of CureVac said:

“The fourth quarter of 2024 marked a strong finish to a year of significant transformation for CureVac. We strategically repositioned the company around impactful R&D and technology innovation, which enabled us to advance several novel development programs, leveraging our unique mRNA platform. The successful restructuring and improved financial discipline position the company for stronger performance, supported by recent validation of our intellectual property in Europe.”

Selected Business Updates

Protection of Intellectual Property Rights

Litigation in Europe was successfully advanced with a positive ruling by the Opposition Division of the European Patent Office (EPO), announced on March 27, 2025, confirming the validity of CureVac’s European patent EP 3 708 668 B1, subject to amendments to specify the scope of protection. The decision is appealable. The patent describes a foundational invention of CureVac, called split poly-A tail technology, which aims to enhance medical efficacy by improving expression of the protein encoded on an mRNA construct.

In its decision, the Opposition Division largely dismissed the opposition originally filed by BioNTech SE in April 2023 challenging the patent’s validity and maintained the patent in amended form. The ruling represents a major milestone in the ongoing patent dispute between CureVac and BioNTech in Germany, which involves a total of six intellectual property rights. CureVac believes that this patent is infringed in its amended form. An infringement hearing is scheduled for July 1, 2025, before the Regional Court Düsseldorf. A positive infringement decision would trigger proceedings to assess damages in the same court.

“The positive litigation development in Europe sends a strong message that reinforces the strength and impact of our patent portfolio, which is one of the broadest and most diverse portfolios in the entire mRNA space,” said Dr. Zehnder. “Our breakthrough and pioneering inventions have contributed significantly to innovation in mRNA medicine and most assuredly deserve formal recognition where due.”

The next milestone in the European litigation will be a hearing to rule on the validity of European patent EP 4 023 755 B1 scheduled for May 13-15, 2025, before the same EPO board.

Oncology

CureVac aims to create breakthrough treatment options for earlier settings of multiple solid tumor types and is strengthening its clinical development pipeline with two complementary approaches: off-the-shelf precision immunotherapies targeting tumor antigens shared across different patient populations and/or tumor types and fully personalized precision immunotherapies based on a patient’s individual tumor genomic profile.

New off-the-shelf program in squamous non-small cell lung cancer

CureVac’s new program for a shared-antigen precision immunotherapy targeting squamous non-small cell lung cancer (sqNSCLC) is on track with recent Investigational New Drug (IND) and Clinical Trial Application (CTA) submissions to regulatory authorities in the U.S. and Europe, respectively. With the FDA clearance received, as reported on April 7, 2025, to proceed with the Phase 1 study of CureVac’s investigational precision immunotherapy, CVHNLC, in patients with sqNSCLC, dosing of the first patient is expected in the second half of 2025.

CVHNLC is a multiepitope mRNA-based precision immunotherapy consisting of two different mRNA constructs encoding a total of eight tumor-associated antigens with prevalence across sqNSCLC patients. Four of the encoded antigens represent established antigens, while the other four are novel antigens lying outside of the exome space identified under the CureVac myNEO Therapeutics collaboration, applying myNEO Therapeutic’s advanced AI-powered technology platform. These novel antigens have not been previously tested in cancer immunotherapy trials. CVHNLC will be tested in combination with the check point inhibitor pembrolizumab.

The Phase 1, dose-finding, open-label study will assess the safety and tolerability of CVHNLC as a first line treatment for metastatic disease. In Part A, patients with metastatic Stage IV sqNSCLC, who have received at least three cycles of pembrolizumab, either as monotherapy or in combination with chemotherapy, will be enrolled. CVHNLC doses between 100 µg and 400 µg will be administered in escalating fashion in combination with pembrolizumab maintenance therapy for up to 12 months or until disease progression or undue toxicity occurs.

“Our approach to precision immunotherapy aims to induce a potent immune response that translates into clinical benefit for patients by applying the ability of mRNA to precisely and safely guide the immune system to one or more tumor antigens,” said Dr. Myriam Mendila, Chief Scientific Officer at CureVac. “With this approach, we aim to target earlier stages of cancer in patients, who have not previously undergone multiple lines of treatment, where there is a higher chance to increase cure rates.”

Further discovery work in CureVac’s oncology therapeutic area aims to deliver additional off-the-shelf precision immunotherapies, with the selection of a second clinical candidate anticipated in 2026.

In parallel, the program for fully personalized precision immunotherapies is on track with the Phase 1 study expected to begin in the second half of 2026.

Clinical off-the-shelf program in glioblastoma

Part B of CureVac’s Phase 1 study with shared antigen precision immunotherapy candidate CVGBM is ongoing in patients with resected glioblastoma. Part B successfully completed patient enrollment, adding 20 patients to be treated with CVGBM monotherapy at the recommended dose of 100 µg. Data from Part B and a decision on advancing the program to Phase 2 are expected in the second half of 2025.

CureVac presented preliminary clinical data from Part A of the CVGBM Phase 1 study in September 2024 at the European Society for Medical Oncology (ESMO) Congress and in November at the Society for Immunotherapy of Cancer (SITC) and the Society for Neuro-Oncology (SNO) congresses. Preliminary immunogenicity results demonstrated cancer antigen-specific T-cell responses in 77 % of 13 evaluable patients; 84 % of immune responses were being generated de novo. At the 100 µg dose, the majority of responses were sustainable over a 99-day monitoring period. Induction of cellular responses was accompanied by systemic cytokine and chemokine activation, indicating innate immune response activation. The treatment was generally well tolerated, with no dose-limiting toxicities. 91 % of treatment-related adverse events (TRAEs) were mild to moderate systemic reactions, resolving within 1-2 days post-injection. Seven patients reported nine severe TRAEs, including four serious adverse events.

More information can be found at clinicaltrials.gov (NCT05938387).

Prophylactic Vaccines

Urinary Tract Infections Program

In November 2024, CureVac announced the initiation of a new program to address urinary tract infections (UTIs), supported by promising preclinical data. UTIs are among the most frequent bacterial infections, most commonly caused by uropathogenic Escherichia coli (UPEC) bacteria. UPEC can enter the urinary tract, invade and colonize bladder and kidney tissues. These infections can lead to complications such as kidney damage and urosepsis. UTIs lead to approximately 8-10 million doctor office visits and 1-3 million emergency department visits per year in the U.S. alone.

The program is progressing, and it is expected to file an IND submission in the second half of 2025 for a Phase 1 study to commence in the first half of 2026.

Seasonal Influenza/COVID-19 Combination Vaccine – Program Licensed to GSK

In November 2024, GSK initiated the Phase 1 of a combined Phase 1/2 study to assess reactogenicity, safety and immune responses of a multivalent seasonal influenza/COVID-19 combination vaccine candidate. The start of the Phase 1 was accompanied by a €10 million milestone payment to CureVac, which was invoiced in the fourth quarter of 2024.

More information can be found at clinicaltrials.gov (NCT06680375 ).

As previously announced in July 2024, CureVac and GSK restructured their collaboration into a new licensing agreement. Under the new agreement, GSK has assumed full control of the development, manufacturing and global commercialization of mRNA vaccine candidates against influenza and COVID-19, including combinations. All vaccine candidates currently in clinical development are based on CureVac’s proprietary second-generation mRNA backbone.

Financial Update for the Fourth Quarter and Full-Year 2024

Commenting on the financial results, Axel Sven Malkomes, CureVac’s Chief Financial Officer, said:

“Our decisive actions in 2024 to enhance fiscal discipline have significantly strengthened our financial foundation, securing a robust cash position that supports our runway into 2028. This financial strength provides CureVac with the flexibility and resources needed to accelerate innovation in our mRNA pipeline.”

Cash Position

Cash and cash equivalents amounted to €481.7 million at the end of December 2024, increasing from €402.5 million at the end of 2023. The company received the €400 million upfront payment from the new GSK licensing agreement in August 2024. In 2024, cash used in operations was mainly allocated to extraordinary payments amounting to a total of €137 million, related to the termination of raw material commitments for the first-generation COVID-19 vaccine, CVnCoV, the payment of contract manufacturing organization (CMO)-related arbitration awards, payments related to the restructuring of the organization and related to the litigation to enforce intellectual property rights. All CMO-related arbitrations are closed, with the last payment made in the third quarter of 2024. Looking forward, there will be no further payments related to CVnCoV.

The remaining cash spend was mainly related to ongoing R&D activities. The company reaffirms its expected cash runway into 2028.

Revenues

Revenues amounted to €14.5 million and €535.2 million for the three and twelve months ended December 31, 2024, respectively, representing a decrease of €8.1 million and an increase of €481.4 million from €22.6 million and €53.8 million for the same periods in 2023.

The increase year-on-year was primarily driven by the new license agreement with GSK, which closed in July 2024. CureVac received a non-refundable upfront payment of €400 million. Under the new license agreement, CureVac has no obligation to perform R&D work in connection with the newly granted licenses, and GSK is provided with the exclusive right to use CureVac’s intellectual property relating to licensed vaccine programs. As such, the upfront payment was fully recognized in the third quarter of 2024 as revenue.

CureVac and GSK agreed in the new license agreement that all unfulfilled performance obligations from prior collaborations relating to R&D services had expired. As a result, the remaining €80.4 million of contract liabilities for prior collaborations were recognized as non-cash revenue in the third quarter of 2024.

€480.4 million of the revenue recognized in 2024 must therefore be seen as a positive one-time event that will not be repeated in the future.

Additionally, in 2024, Curevac reached development milestones of €15.0 million under the previous GSK collaboration for the Phase 1 and Phase 2 transition of the pre-pandemic avian influenza (H5N1) program, and a development milestone of €10.0 million under the new license agreement for the initiation of Phase 1 of the combined Phase 1/2 study of a seasonal influenza/COVID-19 combination vaccine. These milestones were recognized as revenue in 2024.

The remaining revenues mainly relate to the CRISPR collaboration.

Operating Result

Operating loss amounted to €43.8 million for the three months ended December 31, 2024, and operating profit amounted to €177.7 million for the twelve months ended December 31, 2024, respectively, representing a decrease of €44.2 million and €451.9 million from an operating loss of €88.0 million and €274.2 million for the same periods in 2023.

The operating result was affected by several key drivers partially related to the new strategy and the closing of the first-generation vaccine effort in COVID-19:

•	Cost of sales decreased year-on-year mainly due to the change in strategy associated with the new license agreement with GSK, resulting in adapted R&D activities. As CureVac’s manufacturing organization is no longer supporting revenue generating activities, such costs are subsequent to the change no longer classified as cost of sales. In addition, higher material costs appeared in the prior year, which were driven by write-offs of raw materials originally purchased for the stock piling of the terminated Pandemic Preparedness Agreement.

•	Research and development expenses increased primarily due to the costs of CureVac’s manufacturing organization classified as R&D expenses rather than cost of sales following the change in strategy, and due to increased activity in oncology R&D projects. Additionally, 2024 was impacted by extraordinary expenses related to the litigation to enforce intellectual property rights, and by higher personnel expenses related to the restructuring of the organization.

•	General and administrative expenses decreased compared to the prior year period, mainly driven by lower personnel expenses.

•	Other operating expenses increased year-on-year due to a partial impairment of CureVac’s production facility.

While the production facility was initially planned and set up for commercial (large scale) production, CureVac no longer has large scale production obligations in addition to the strategic re-focus on technology innovation, research and development. Most parts of the production process can be scaled down to provide products for clinical production. One production line, which cannot be scaled down, will not be developed further and was impaired with an amount of €32.1 million.

Financial Result (Finance Income and Expenses)

Net financial result for the three and twelve months ended December 31, 2024, amounted to €5.2 million and €13.2 million, or an increase of €3.7 million and a decrease of €1.0 million, from €1.5 million and €14.2 million, respectively, for the same periods in 2023. This decrease was mainly driven by lower interest income on cash investments.

Pre-Tax Results

Pre-tax loss was €38.6 million for the three months ended December 31, 2024, and pre-tax profit was €190.9 million for the twelve months ended December 31, 2024, compared to a pre-tax loss of €86.5 million and €260.0 million in the same periods of 2023.

Conference call and webcast details

CureVac will host a conference call and webcast today at 3 p.m. CET / 9 a.m. EST.
Dial-in numbers to participate in the conference call:

U.S. Toll-Free:      +1-877-407-0989

International:        +1-201-389-0921

Germany:               0800-182-0040 (landline access) / 0800-184-4713 (cell phone access)

The live webcast link can be accessed via the newsroom section of the CureVac website at https://www.curevac.com/en/newsroom/events/

Corresponding presentation slides will be posted shortly before the start of the webcast.A replay will be made available at this website after the event.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized precision immunotherapy candidates to treat cancer. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, the timing and impact of restructuring, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, ability to implement our pipeline strategy, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, ability to implement, maintain and improve effective internal controls, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes and other important factors discussed under the caption “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2024, as such factors may be updated from time to time in its other filings with the SEC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the SEC. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2023	December 31, 2024
Cash and Cash Equivalents	402.5	481.7

	Three months ended December 31,
(in € millions)	2023	2024
Revenue	22.6	14.5
Cost of Sales, R&D, SG&A, Other Operating Expenses & Other Operating Income	-110.6	-58.3
Operating Result	-88.0	-43.8
Financial Result	1.5	5.2
Pre-Tax Result	-86.5	-38.6

	Twelve months ended December 31,
(in € millions)	2023	2024
Revenue	53.8	535.2
Cost of Sales, R&D, SG&A, Other Operating Expenses & Other Operating Income	-328.0	-357.5
Operating Result	-274.2	177.7
Financial Result	14.2	13.2
Pre-Tax Result	-260.0	190.9